SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December 2004

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

December 31, 2004	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig secures new contract for T-3 in Thailand

STAVANGER, Norway, December 16, 2004 — Smedvig has been awarded a letter of intent by Unocal Thailand for the self-erecting tender rig T-3 in the Gulf of Thailand. The production drilling assignment has a duration of approximately three months. Commencement of operations is scheduled for February 2005 prior to the assignment for PTT, which is expected to start in May 2005. The contract value is estimated at US$ 4 million.

Analyst Contact:

Jim Dåtland, Investor Relations +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures new contract for West Alliance in Malaysia

STAVANGER, Norway, December 30, 2004 — Smedvig has been awarded a contract by Shell Sarawak for the semi-tender rig West Alliance in Malaysia. The production drilling assignment has a firm duration of 12 months with option for six additional months. Commencement of operations is scheduled for mid January 2005. The firm contract value is estimated at approximately US$ 23 million plus mobilization– and demobilization fee.

Analyst Contact:

Jim Dåtland, Investor Relations +47 - 905 76 120

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 - 977 50 833

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no